UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 5)(†)

AMERISTAR CASINOS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

03070Q 10 1

(CUSIP Number)

PETER C. WALSH 3773 HOWARD HUGHES PARKWAY, SUITE 490S LAS VEGAS, NEVADA 89169 (702) 567-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

†

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 2 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Craig H. Neilsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,808,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,808,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,808,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* OO – (2)

(1)	The securities beneficially owned by the Estate of Craig H. Neilsen (the “Estate”) were acquired as a result of the death of Craig H. Neilsen on November 19, 2006. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.
(2)	The Reporting Person is an estate to which the securities reported herein passed upon the death of Craig H. Neilsen.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ray H. Neilsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,169 (4)
	8	SHARED VOTING POWER 4,808,400 (5)
	9	SOLE DISPOSITIVE POWER 204,169 (4)
	10	SHARED DISPOSITIVE POWER 4,808,400 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,012,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON* IN

(3)	Ray H. Neilsen is a co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.
(4)	Includes 130,963 shares subject to options exercisable within 60 days. These options have been granted pursuant to standard Company option plans.
(5)	Includes 4,808,400 shares held by the Estate.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 4 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gordon R. Kanofsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (6)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,500 (7)
	8	SHARED VOTING POWER 5,265,084 (8)
	9	SOLE DISPOSITIVE POWER 60,500 (7)
	10	SHARED DISPOSITIVE POWER 5,265,084 (8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON* IN

(6)	Gordon R. Kanofsky is a co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.
(7)	Consists of 60,500 shares that may become distributable to Mr. Kanofsky within 60 days under certain circumstances with respect of vested restricted stock units. These restricted stock units have been granted pursuant to standard Company compensation plans.
(8)	Includes 4,808,400 shares held by the Estate. Also includes 64,381 shares held by the Kanofsky Family Trust Dated January 27, 1998 (the “Kanofsky Trust”), of which Mr. Kanofsky and his spouse are co-trustees, and 391,303 shares subject to options which are exercisable within 60 days, which options are also held by the Kanofsky Trust. These options have been granted pursuant to standard Company option plans. Also includes 1,000 shares held by the Kanofsky Family Trust Dated June 8, 1989, as amended, of which Mr. Kanofsky and his brother are co-trustees.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 5 OF 8 PAGES

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on October 22, 2007, Amendment No. 2 thereto, filed with the SEC on June 2, 2008, Amendment No. 3 thereto, filed with the SEC on March 1, 2011, and amendment No. 4 thereto, filed with the SEC on March 28, 2011 (together, the “Schedule 13D”), by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ameristar Casinos, Inc., a Nevada corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to include the following information:

The Repurchase Transaction was consummated on April 19, 2011. The Co-Representatives used a portion of the proceeds from the Repurchase Transaction to pay the balance of the estate taxes due from the Estate.

The Co-Representatives intend to continue to review and evaluate on an ongoing basis the Estate’s holdings of the Shares. Such review and evaluation will include various factors deemed relevant by the Co-Representatives, including factors specific to the Estate and its distributees. The Co-Representatives may in the future exercise any and all of the rights of the Estate and each of the Co-Representatives as shareholders of the Company, including the exercise of its registration rights, in a manner consistent with their respective equity interests. Depending on their evaluation of the factors deemed relevant by them, the Co-Representatives may take such actions with respect to the Shares and others shares of Common Stock beneficially owned by them as they deem appropriate in light of circumstances existing from time to time. Such actions may include holding the Shares, engaging in sales of all or part of the Estate’s holdings in block sales, open market transactions or other transactions or taking other actions described in subparagraphs (a) through (j) of this Item 4.

Except as amended hereby, the information previously disclosed in response to Item 4 of the Schedule 13D remains in full force and effect.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b)	The response of each of the Estate, Ray H. Neilsen and Gordon R. Kanofsky with respect to rows 7, 8, 9, 10, 11, 12 and 13 of their respective cover pages are incorporated herein by reference.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 6 OF 8 PAGES

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	The following table lists all of the transactions in Common Stock effected during the past sixty days by the Reporting Persons, other than those that have previously been disclosed in this Schedule 13D. All transactions identified in the following table were effected on the open market.

Shares of Common Stock Purchased	Average Price per Share	Date of Purchase
3,147	$17.750	3/30/2011
18,253	$17.797	3/31/2011
33,287	$18.259	4/1/2011
55,264	$18.507	4/4/2011
126,202	$18.813	4/5/2011
66,355	$18.930	4/6/2011
51,800	$18.878	4/7/2011
41,217	$18.713	4/8/2011
41,100	$18.849	4/11/2011
25,551	$18.550	4/12/2011
35,929	$18.447	4/13/2011
36,629	$18.262	4/14/2011
35,266	$18.390	4/15/2011

In addition, on April 19, 2011, the Estate sold 26,150,000 Shares to the Company in the Repurchase Transaction.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 7 OF 8 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2011

ESTATE OF CRAIG H. NEILSEN

By: /s/ RAY H. NEILSEN
Name:	Ray H. Neilsen
Title:	Co-Personal Representative

By: /s/ GORDON R. KANOFSKY
Name:	Gordon R. Kanofsky
Title:	Co-Personal Representative

/s/ RAY H. NEILSEN
RAY H. NEILSEN

/s/ GORDON R. KANOFSKY
GORDON R. KANOFSKY

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 8 OF 8 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 15, 2006, by and among the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on December 15, 2006).

2	Letter Agreement, dated February 27, 2011, by and between the Estate of Craig H. Neilsen and Ameristar Casinos, Inc. (incorporated by reference to Exhibit 2 to Amendment No. 3 to Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on March 1, 2011).

3	Stock Purchase Agreement, dated March 25, 2011, by and between the Estate of Craig H. Neilsen and Ameristar Casinos, Inc. (incorporated by reference to Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed by Ameristar Casinos, Inc. with the SEC on March 28, 2011).